SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
DECEMBER 31, 2025

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SPP Capital Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as SPP Capital Partners, LLC's auditor since 2020.

Hauppauge, New York
February 27, 2026

Nawrocki Smith LLP


SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025



ASSETS


Cash	$	3,648,266
Fees and other receivables		272,292
Furniture, equipment and leasehold improvements, net		19,135
Right of use asset - operating		201,523
Other assets		20,177
TOTAL ASSETS	$	4,161,393


LIABILITIES AND MEMBER'S EQUITY


Liabilities:		
Accounts payable and accrued expenses	$	2,748,627
Lease Liability		262,302
Total Liabilities	$	3,010,930
Member's equity		1,150,463
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,161,393


See accompanying notes to statement of financial condition.


NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in investment banking activities, which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers.

The Company is a wholly-owned subsidiary of SPP Holdings, LLC (the "Parent").

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Pursuant to the Company's limited liability company agreement, the Company will dissolve on December 31, 2048, or at such earlier time as determined by the member.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and comply with the Financial Accounting Standards Board ("FASB") Accountng Standards Codification ("ASC") Topic 940.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Pursuant to the issuance of the agreed to maintain a restricted cash balance in a deposit account aggregating $140,467. The restricted cash secures the letter of credit required under its lease expiring in August 2026 in connection with its current New York City office space (see Note 9).

Fees and other receivables

Fees and other receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all receivables at December 31, 2025, are collectible.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

Right of use assets and lease liabilities
The Company accounts for leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangement is comprised of real estate and facility leases. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 5.5% incremental borrowing rate. Right of use assets also exclude lease incentives.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income or loss to net cash provided by or used in operating activities in the accompanying Statement of Cash Flows.

Revenue recognition
The revenue recognition standard established by FASB ASC 606 revenue from contracts with Customers requires management to determine the appropriate method of recognizing revenue associated with contractual arrangements with clients. Management has considered the performance obligations contained in its contracts to allocate the contractual fees to the performance obligations in the contract and to recognize revenue when (or as) the entity satisfies a performance obligation. A contract generally includes three types of fees: Memorandum Fee, Success Fee and Termination Fee. Based on management's assessment, Memorandum Fees will be recognized at the time of delivery of the offering document to the client, Success Fees will be recognized at the point in time of a closing and Termination Fees will be recognized when there is an enforceable right to collect such fee.

Segment Reporting
The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes

decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services (update name of segment) segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition through February 27, 2026 for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3.   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2025:

Furniture and fixtures	$	1,496
Leasehold improvements		11,545
Artwork and antiques		17,225
	$	30,266
Less: accumulated depreciation and amortization		(11,131)
	$	19,135

Depreciation and amortization expense for the year ended December 31, 2025, was $1,649.

NOTE 4.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2025, consisted of other operating accrued expenses.

Accounts payable	$	13,186
Accrued expenses		2,735,441
	$	2,748,627

NOTE 5.   EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the SPP Capital Partners, LLC Pension Plan (the "Plan"), which includes a profit-sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the Plan and has accrued $199,996 as a profit sharing contribution in 2025. Employees vest in the employer's contribution over a three-year period after the first year of service. Costs charged to operations in 2025 related to the Plan were $258,360.

NOTE 6.   RELATED-PARTY TRANSACTION

Employment agreements

The Company has entered into employment agreements with three key employees ("Key Employees") that expire on September 30, 2026. These agreements provide for (1) annual base salaries totaling $839,500, (2) compensation increases at the sole discretion of the members, provided, however, that no such increase shall be in an amount in excess of the cumulative change in the CPI(U) as published by the U.S. Department of Labor - Bureau of Labor Statistics, for New York State during the period since the base salary was last adjusted, (3) additional compensation to provide for incremental personal income taxes paid by the employees due to their status of members of the Company, and (4) annual bonuses, which include a base bonus, and additional bonus, all as defined in the employment agreements. The total amount of compensation paid to the members for the year ended December 31, 2025, amounted to $2,727,848 and $1,200,000 is included in accrued expenses.

The Key Employees are members of SPP Principal Investors II, LLC ("Principal Investors II"), a member of SPP JV Holdco LLC ("JV Holdco"). JV Holdco, in turn, owns 100% of SPP Credit Advisors LLC ("Credit Advisors"), a registered investment advisor. As of December 31, 2025 the Company is due $8,675 from SPP Principal Investors II.

The Key Employees are members of SPP Principal Investors III, LLC ("Principal Investors III"), a member of SPP JV Holdco II LLC ("JV Holdco II "). JV Holdco II, in turn, owns 100% of Credit Advisors II LLC ("Credit Advisors II"), a registered investment advisor. As of December 31, 2025, the Company is due $3,935 from Principal Investors III for expenses paid on its behalf.

Both Credit Advisors and Credit Advisors II are party to the Service Agreement with the Company (the "Service Agreeement") which provides for an annual fee of $750,000, in aggregate, to the Company in exchange for investment management services rendered. Fees paid to the Company pursuant to the Service Agreement are shown on the Statement of Operations as Service and Advisory revenue. For the year ended December 31, 2025 $68,750 and $681,250 was paid to the Company from Credit Advisors and Credit Advisors II, respectively. As of December 31, 2025 the Company is due $187,500 from SPP Credit Advisors II and $2,992 from SPP Credit Advisors.

SPP Principal Investors II and the Parent own 50% of SPP Holdco, LLC ("Holdco"). Holdco owns 100% of SPP Acquisition, LLC ("Acquisition') which in turn owns 100% of SPP Credit Opportunities, LLC, a middle market private loan investment vehicle. As of December 31, 2025, the Company is due $965 and $16,022 from Acquisition and Holdco, respectively, for expenses paid on its behalf.

SPP Principal Investors III and the Parent are Class B member in SPP Credit Fund II GP, LLC (the "GP"), the general parner of SPP Credit Fund II LP and SPP Credit Fund II QP LP. The Key Employees are members of the GP .

As of December 31, 2025, the Parent owes the Company a total of $13,525 for expenses paid on its behalf.

NOTE 7.   INCOME AND OTHER TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities,

and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's consolidated tax provision for the New York City unincorporated business tax is included in the Statement of Income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2022.

NOTE 8. <u>**COMMITMENTS AND CONTINGENCIES**</u>

<u>Operating leases</u>
The Company has entered into a lease for its offices in New York until August 2026. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term and are included in occupancy in the accompanying statement of income. As of December 31, 2025, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:	Amount
2026	263,374
Less: Discount to present value	(1,072)
Lease liability	$ 262,302

<u>Contingencies</u>
From time to time, the Company may be a party to litigation or regulatory proceedings arising during the ordinary course of operations.

NOTE 9. <u>**CONCENTRATION OF CREDIT RISK**</u>

The Company maintains its cash accounts at three commercial banks. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation. As of December 31, 2025, the total amount in excess of FDIC was $3,998,977.

Approximately 34% of the total revenue was attributable to two customers.

NOTE 10. **REGULATORY NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (or 1500%). Net capital and aggregate indebtedness change from day to day. As of December 31, 2025, the Company had net capital of $838,859 which exceeded the Company's net capital requirement of $105,381 by $733,478. The Company's percentage of aggregate indebtedness to net capital was 188% at December 31, 2025.